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                                              April 4, 2008

Filed via EDGAR (CIK #0001047044)
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re: Templeton Russia/Eurasia Fund (Registrant)
    File Nos. 333-37257 and 811-08409

Ladies and Gentleman:

     On behalf of the above-referenced Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw and hereby request that the Commission withdraw, the Registrant's Registration Statement on Form N-2 originally filed with the Commission on October 6, 1997 (the "Registration Statement") (Accession No. 0000943663-97-000249). The Registration Statement was originally filed in connection with a proposed initial public offering of shares of the Registrant.

     The Registrant believes that withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors because:
1) the filing was prepared in connection with a proposed initial public offering of the Registrant's shares which is no longer contemplated; 2) no securities were sold in connection with the offering; and 3) the filing did not become effective.

     If you have any questions, please contact the undersigned at (954) 847-2285 or Lori A. Weber at (954) 847-2283.

Sincerely,

/s/ROBERT C. ROSSELOT

Robert C. Rosselot
Senior Associate General Counsel
Franklin Templeton Investments